UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.  )*



                              Emerging Vision, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29089W102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                   with a copy to:
     Mr. Harvey Ross                               Allen B. Levithan, Esq.
     180 South Street                              Lowenstein Sandler PC
     Unit 101                                      65 Livingston Avenue
     New Providence, New Jersey 07974              Roseland, New Jersey 07068
     (908) 500-3876                                (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    29089W102
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                           Harvey Ross
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):   PF
--------------------------------------------------------------------------------
5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:    United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:             10,909,491*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        10,909,491*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:              0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:   10,909,491*

--------------------------------------------------------------------------------
12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   8.4%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

*Based on the information set forth in the Form 10-Q of Emerging Vision, Inc. (the "Company") as filed with the Securities and Exchange Commission ("SEC") on November 16, 2009, there were 129,157,103 shares of the Company's common stock, par value $0.01 per share (the "Shares"), issued and outstanding as of November 13, 2009. As of December 23, 2009, Harvey Ross beneficially owns 10,909,491 Shares, or 8.4% of the Shares deemed issued and outstanding as of that date, consisting of (i) 10,484,491 Shares and (ii) options (the "Options") to purchase 425,000 Shares, consisting of (a) options to purchase 75,000 Shares at an exercise price of $0.15 per Share, (b) options to purchase 150,000 Shares at an exercise price of $0.12 per Share, (c) options to purchase 75,000 Shares at an exercise price of $0.47 per Share, and (d) options to purchase 125,000 Shares at an exercise price of $0.21 per Share. All of the Options are fully vested and currently exercisable. On August 21, 2007 (the "Trigger Date"), Mr. Ross effected a transaction whereby he acquired beneficial ownership of greater than 5% of the Shares issued and outstanding as of that date. This Schedule 13D is being filed to report Mr. Ross's beneficial holdings as of December 23, 2009, as well as to report all transactions effected by Mr. Ross in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty days on or prior to the Trigger Date and from the Trigger Date through December 23, 2009. All such transactions were reported on Form 4s previously filed with the SEC.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Emerging Vision, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 100 Quentin Roosevelt Boulevard, Garden City, New York 11530.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Harvey Ross, whose business address is 180 South Street, Unit 101, New Providence, New Jersey 07974. Mr. Ross has served as a director of the Company since July 2004. Mr. Ross was Chairman and Chief Executive Officer of Viva International Group (located at 3140 Route 22 West, Somerville, New Jersey 08876) until February 2005 and has in excess of thirty-five years of experience in the optical industry. In October 2007, Mr. Ross purchased a majority interest in, and currently serves as Chairman of, GruenRoss Optika, Inc. (located at 2382 Broadway, New York, New York 10024), an upscale retail optical company.

          Mr. Ross has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ross is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As of December 23, 2009, Mr. Ross owns 10,909,491 Shares, or 8.4% of the Shares deemed issued and outstanding as of that date, consisting of (i) 10,484,491 Shares and (ii) options (the "Options") to purchase 425,000 Shares, consisting of (a) options to purchase 75,000 Shares at an exercise price of $0.15 per Share, (b) options to purchase 150,000 Shares at an exercise price of $0.12 per Share, (c) options to purchase 75,000 Shares at an exercise price of $0.47 per Share, and (d) options to purchase 125,000 Shares at an exercise price of $0.21 per Share. The amount required by Mr. Ross to purchase the Shares was $2,370,503.81, including commissions. The Shares were purchased by Mr. Roth using his personal funds. The Options were acquired by Mr. Ross pursuant to the Company's 1995 Stock Incentive Plan for no consideration.


Item 4.   Purpose of Transaction.
          -----------------------

          The acquisition of the Shares referred to herein was for investment purposes. Mr. Ross intends to exchange views concerning the Company's strategic direction with other shareholders and possibly with the Company's management and the Board of Directors. Depending upon his view of the prevailing price of the Company's Shares and general market conditions, as well as the prospects for the Company, Mr. Ross may purchase additional Shares or dispose of Shares at any time and from time to time.

          Mr. Ross resigned as a director of the Company on January 12, 2010.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based on the information set forth in the Form 10-Q of the Company as filed with the Securities and Exchange Commission ("SEC") on November 16, 2009, there were 129,157,103 Shares issued and outstanding as of November 13, 2009. As of December 23, 2009, Mr. Ross owns 10,909,491 Shares, or 8.4% of the Shares deemed issued and outstanding as of that date, consisting of (i) 10,484,491 Shares and (ii) Options to purchase 425,000 Shares. All of the Options are fully vested and currently exercisable. Mr. Ross has the sole power to vote and the sole power to dispose of the Shares and the Options.

          On August 21, 2007 (the "Trigger Date"), Mr. Ross effected a transaction whereby he acquired beneficial ownership of greater than 5% of the Shares issued and outstanding as of that date. Attached hereto as Schedule I is a list of all the transactions in Shares effected by Mr. Ross during the sixty days on or prior to the Trigger Date and from the Trigger Date through December 23, 2009. All such transactions were reported on Form 4s previously filed with the SEC.

          Other than the transactions described in this Schedule 13D, during the sixty days on or prior to the Trigger Date and from the Trigger Date through December 23, 2009, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, effected by Mr. Ross.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          There are no contracts, arrangements, understandings or relationships between Mr. Ross and any other person required to be described in Item 6 of
Schedule 13D.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 12, 2010


                                            /s/ Harvey Ross
                                           -------------------------------------
                                                Harvey Ross



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   SCHEDULE I
                                   ----------


                                    Purchases


  Date of              Number of          Price per               Type of
Transaction             Shares              Share                Transaction
-----------            ---------          ---------          -------------------

8/9/07                   10,000             $0.24           Open Market Purchase
8/17/07                   4,910             $0.25           Open Market Purchase
8/20/07                  95,090             $0.25           Open Market Purchase
8/21/07                 136,340             $0.25           Open Market Purchase
8/27/07                  18,800             $0.22           Open Market Purchase
8/27/07                  13,660             $0.25           Open Market Purchase
10/1/07                 595,129             $0.34             Private Purchase
10/1/07                 331,882             $0.34             Private Purchase
10/1/07                 580,927             $0.34             Private Purchase
10/1/07                 388,559             $0.34             Private Purchase
10/1/07                 769,367             $0.34             Private Purchase
10/1/07                 329,007             $0.34             Private Purchase
10/1/07                 329,007             $0.34             Private Purchase
10/1/07                 338,061             $0.34             Private Purchase
10/1/07                 338,061             $0.34             Private Purchase
10/18/07                    600             $0.25           Open Market Purchase
11/16/07                 33,000             $0.25           Open Market Purchase
11/20/07                 65,200             $0.23           Open Market Purchase
11/20/07                  1,800             $0.22           Open Market Purchase
11/21/07                 25,500             $0.22           Open Market Purchase
11/27/07                 74,500             $0.22           Open Market Purchase
11/28/07                100,000             $0.13           Open Market Purchase
11/28/07                100,000             $0.15           Open Market Purchase
12/11/07                  8,000             $0.20           Open Market Purchase
12/13/07                  7,000             $0.20           Open Market Purchase
12/14/07                 85,000             $0.20           Open Market Purchase
2/17/07                  63,020             $0.20           Open Market Purchase
12/18/07                  1,000             $0.20           Open Market Purchase
12/19/07                 15,000             $0.20           Open Market Purchase
12/21/07                 30,000             $0.20           Open Market Purchase
12/26/07                  2,500             $0.20           Open Market Purchase
12/28/07                  2,000             $0.20           Open Market Purchase
12/20/07                    200             $0.20           Open Market Purchase
1/4/08                    5,000             $0.20           Open Market Purchase
1/7/08                    9,500             $0.20           Open Market Purchase
1/10/08                   1,770             $0.20           Open Market Purchase
1/17/08                   7,710             $0.20           Open Market Purchase
1/18/08                   5,000             $0.20           Open Market Purchase
1/22/08                  10,000             $0.20           Open Market Purchase
1/28/08                  45,000             $0.20           Open Market Purchase
2/4/08                   18,500             $0.20           Open Market Purchase
2/8/08                   19,000             $0.20           Open Market Purchase
2/11/08                   2,649             $0.20           Open Market Purchase
2/13/08                     500             $0.20           Open Market Purchase
2/14/08                   1,500             $0.20           Open Market Purchase
2/20/08                   7,471             $0.20           Open Market Purchase
2/25/08                   8,609             $0.20           Open Market Purchase
2/26/08                   6,300             $0.20           Open Market Purchase
2/27/08                   7,200             $0.20           Open Market Purchase

2/28/08                   4,500             $0.20           Open Market Purchase
3/25/08                  13,500             $0.19           Open Market Purchase
3/28/08                   6,500             $0.19           Open Market Purchase
4/1/08                   19,000             $0.19           Open Market Purchase
4/3/08                   77,000             $0.19           Open Market Purchase
4/4/08                      300             $0.19           Open Market Purchase
4/7/08                      100             $0.19           Open Market Purchase
4/9/08                      500             $0.19           Open Market Purchase
4/10/08                   3,100             $0.19           Open Market Purchase
4/14/08                  19,000             $0.19           Open Market Purchase
4/15/08                  14,500             $0.19           Open Market Purchase
4/16/08                  15,000             $0.19           Open Market Purchase
4/17/08                   4,500             $0.19           Open Market Purchase
4/21/08                  28,426             $0.19           Open Market Purchase
4/22/08                   1,000             $0.21           Open Market Purchase
4/22/08                  18,574             $0.19           Open Market Purchase
4/22/08                  19,500             $0.19           Open Market Purchase
4/23/08                  12,000             $0.19           Open Market Purchase
4/24/08                   4,500             $0.19           Open Market Purchase
4/25/08                   1,500             $0.19           Open Market Purchase
4/29/08                   5,000             $0.19           Open Market Purchase
5/2/08                   28,500             $0.19           Open Market Purchase
5/8/08                   17,500             $0.19           Open Market Purchase
5/14/08                   2,000             $0.19           Open Market Purchase
5/16/08                   9,500             $0.19           Open Market Purchase
5/21/08                   5,600             $0.19           Open Market Purchase
5/23/08                  16,800             $0.19           Open Market Purchase
5/27/08                   1,800             $0.19           Open Market Purchase
5/28/08                   4,500             $0.19           Open Market Purchase
5/29/08                  18,885             $0.19           Open Market Purchase
5/30/08                   4,500             $0.19           Open Market Purchase
6/2/08                   16,500             $0.19           Open Market Purchase
6/3/08                   49,000             $0.19           Open Market Purchase
6/4/08                    1,500             $0.19           Open Market Purchase
6/5/08                   30,195             $0.19           Open Market Purchase
6/11/08                   1,000             $0.19           Open Market Purchase
6/11/08                   1,000             $0.20           Open Market Purchase
6/11/08                 146,000             $0.19           Open Market Purchase
6/12/08                   5,900             $0.18           Open Market Purchase
6/12/08                   3,000             $0.19           Open Market Purchase
6/13/08                     500             $0.20           Open Market Purchase
6/17/08                   2,200             $0.16           Open Market Purchase
6/18/08                   1,000             $0.20           Open Market Purchase
6/20/08                   1,000             $0.20           Open Market Purchase
6/20/08                  17,000             $0.16           Open Market Purchase
6/24/08                   2,000             $0.20           Open Market Purchase
6/24/08                   1,000             $0.19           Open Market Purchase
6/25/08                   1,930             $0.16           Open Market Purchase
6/25/08                   2,000             $0.20           Open Market Purchase
6/26/08                   2,000             $0.20           Open Market Purchase
6/26/08                  10,260             $0.16           Open Market Purchase
6/27/08                   1,500             $0.20           Open Market Purchase
6/27/08                   5,000             $0.16           Open Market Purchase
7/2/08                   11,817             $0.16           Open Market Purchase
7/3/08                    5,000             $0.165          Open Market Purchase
7/3/08                    5,000             $0.195          Open Market Purchase

7/7/08                    1,000             $0.195          Open Market Purchase
7/9/08                      912             $0.16           Open Market Purchase
7/11/08                   1,000             $0.19           Open Market Purchase
7/14/08                  32,550             $0.16           Open Market Purchase
7/14/08                   1,000             $0.19           Open Market Purchase
7/16/08                   1,000             $0.19           Open Market Purchase
7/24/08                   1,000             $0.16           Open Market Purchase
7/24/08                   1,000             $0.19           Open Market Purchase
7/29/08                   1,000             $0.19           Open Market Purchase
9/4/08                    1,000             $0.15           Open Market Purchase
9/9/08                    1,000             $0.16           Open Market Purchase
9/12/08                   1,800             $0.15           Open Market Purchase
9/15/08                   1,000             $0.19           Open Market Purchase
9/15/08                  98,200             $0.15           Open Market Purchase
9/16/08                   1,000             $0.19           Open Market Purchase
9/16/08                   5,000             $0.15           Open Market Purchase
9/25/08                     500             $0.19           Open Market Purchase
9/25/08                  11,000             $0.15           Open Market Purchase
9/26/08                   4,000             $0.18           Open Market Purchase
9/26/08                   7,595             $0.15           Open Market Purchase
9/29/08                   1,000             $0.19           Open Market Purchase
9/29/08                   1,000             $0.19           Open Market Purchase
9/29/08                   4,100             $0.15           Open Market Purchase
10/15/08                    200             $0.18           Open Market Purchase
10/15/08                 50,000             $0.12           Open Market Purchase
10/23/08                    200             $0.17           Open Market Purchase
10/28/08                    200             $0.17           Open Market Purchase
10/31/08                    100             $0.17           Open Market Purchase
10/31/08                    200             $0.12           Open Market Purchase
11/7/08                   2,000             $0.15           Open Market Purchase
11/11/08                  2,500             $0.15           Open Market Purchase
11/12/08                  3,000             $0.15           Open Market Purchase
11/14/08                  3,000             $0.13           Open Market Purchase
11/14/08                 98,310             $0.12           Open Market Purchase
11/17/08                  1,690             $0.11           Open Market Purchase
11/17/08                  3,000             $0.11           Open Market Purchase
11/17/08                  8,310             $0.11           Open Market Purchase
11/18/08                  3,000             $0.13           Open Market Purchase
11/18/08                  4,000             $0.13           Open Market Purchase
11/18/08                 20,100             $0.10           Open Market Purchase
11/19/08                  4,000             $0.13           Open Market Purchase
11/20/08                  5,000             $0.15           Open Market Purchase
11/24/08                  5,000             $0.13           Open Market Purchase
11/25/08                  5,000             $0.13           Open Market Purchase
11/26/08                  5,000             $0.13           Open Market Purchase
11/28/08                    100             $0.10           Open Market Purchase
12/23/08                 45,000             $0.05           Open Market Purchase
2/12/09                   5,000             $0.12           Open Market Purchase
2/18/09                   6,000             $0.12           Open Market Purchase
2/23/09                   1,000             $0.14           Open Market Purchase
2/23/09                   4,000             $0.15           Open Market Purchase
2/23/09                   7,800             $0.12           Open Market Purchase
2/24/09                     800             $0.12           Open Market Purchase
2/24/09                   5,000             $0.14           Open Market Purchase
2/26/09                     400             $0.12           Open Market Purchase

3/6/09                    4,900             $0.12           Open Market Purchase
3/6/09                    5,000             $0.14           Open Market Purchase
3/11/09                   1,000             $0.12           Open Market Purchase
3/11/09                   5,000             $0.14           Open Market Purchase
3/11/09                   5,000             $0.15           Open Market Purchase
3/13/09                   1,000             $0.12           Open Market Purchase
3/13/09                   5,000             $0.14           Open Market Purchase
3/13/09                   5,000             $0.15           Open Market Purchase
3/16/09                   5,000             $0.135          Open Market Purchase
3/18/09                   2,500             $0.12           Open Market Purchase
3/19/09                   1,407             $0.12           Open Market Purchase
3/27/09                   5,917             $0.12           Open Market Purchase
4/2/09                    4,000             $0.12           Open Market Purchase
4/3/09                    9,276             $0.12           Open Market Purchase
4/3/09                   25,900             $0.11           Open Market Purchase
4/3/09                   95,000             $0.12           Open Market Purchase
4/7/09                    5,000             $0.12           Open Market Purchase
4/8/09                      291             $0.11           Open Market Purchase
4/17/09                  33,523             $0.11           Open Market Purchase
4/17/09                  23,809             $0.11           Open Market Purchase
4/24/09                   7,500             $0.11           Open Market Purchase
4/28/09                  45,900             $0.11           Open Market Purchase
5/4/09                    4,500             $0.11           Open Market Purchase
5/5/09                    2,500             $0.11           Open Market Purchase
5/6/09                   29,500             $0.11           Open Market Purchase
5/13/09                      50             $0.11           Open Market Purchase
5/14/09                     500             $0.11           Open Market Purchase
5/18/09                   1,425             $0.11           Open Market Purchase
5/19/09                     300             $0.11           Open Market Purchase
5/20/09                   2,000             $0.11           Open Market Purchase
5/27/09                   1,670             $0.11           Open Market Purchase
5/28/09                   2,500             $0.11           Open Market Purchase
6/10/09                  11,000             $0.11           Open Market Purchase
6/30/09                   6,000             $0.13           Open Market Purchase
6/30/09                  10,000             $0.13           Open Market Purchase
6/30/09                  15,000             $0.13           Open Market Purchase
6/30/09                  23,608             $0.15           Open Market Purchase



                                      Sales

  Date of              Number of          Price per               Type of
Transaction             Shares              Share                Transaction
-----------            ---------          ---------          -------------------

7/14/09                   5,000             $0.18              Open Market Sale